Filed pursuant to 424(b)(3)

Registration Statement No. 333-280113

PROSPECTUS SUPPLEMENT NO. 9

(To Prospectus dated July 3, 2024)

Microbot Medical Inc.

3,211,671 Shares of Common Stock

This prospectus supplement (this “Prospectus Supplement”) is being filed to update and supplement our prospectus dated July 3, 2024, as supplemented (the “Prospectus”), relating to the resale or other disposition of up to 3,211,671 shares of our common stock, $0.01 par value per share, by the selling stockholders named in the Prospectus, including their transferees, pledgees, donees or successors, that may be issued upon the exercise of outstanding preferred investment options held by the selling stockholders.

Specifically, this Prospectus Supplement is being filed to update and supplement the information in the Prospectus with certain information reported by us with the Securities and Exchange Commission or otherwise publicly disclosed. Accordingly, we have included such information in this Prospectus Supplement. Any statement contained in the Prospectus shall be deemed to be modified or superseded to the extent that information in this Prospectus Supplement modifies or supersedes such statement. Any statement that is modified or superseded shall not be deemed to constitute a part of the Prospectus except as modified or superseded by this Prospectus Supplement.

Capitalized terms used but not defined herein have the meanings ascribed to them in the Prospectus.

This Prospectus Supplement is not complete without, and may not be utilized except in connection with, the Prospectus, including any supplements and amendments thereto.

We may further amend or supplement the Prospectus and this Prospectus Supplement from time to time by filing amendments or supplements as required. You should read the entire Prospectus, this Prospectus Supplement and any amendments or supplements carefully before you make your investment decision.

Our common stock is listed on The Nasdaq Capital Market under the symbol “MBOT”. On January 3, 2025, the closing price of our common stock was $2.14.

Investing in our common stock involves significant risks. You should read the section entitled “Risk Factors” beginning on page 11 of the Prospectus for a discussion of certain risk factors that you should consider before investing in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is January 6, 2025

ATM Agreement

As previously disclosed by the Company, on June 10, 2021, the Company entered into an At-the-Market Offering Agreement, as amended on July 1, 2024 (the “ATM Agreement”) with H.C. Wainwright & Co. LLC (“Wainwright”), as sales agent, in connection with an “at the market offering” under which the Company may offer and sell, from time to time in its sole discretion, shares of its common stock having an aggregate offering price of up to $4,819,905 at market prices or as otherwise agreed with Wainwright. The compensation to Wainwright for sales of the shares is a placement fee of 3.0% of the gross sales price of the shares of common stock sold pursuant to this ATM Agreement.

In connection with entering into the ATM Agreement, on July 1, 2024, the Company filed with the SEC a prospectus supplement relating to the offer, issuance and sale of up to $4,819,905 of the Company’s shares of common stock pursuant to the ATM Agreement.

Through January 3, 2025, the Company issued and sold an aggregate of 4,276,486 shares of the Company’s common stock pursuant to the ATM Agreement, for total gross proceeds of $4,819,278 before deducting aggregate placement fees of $144,578 and other offering expenses. Accordingly, the Company is no longer selling any further shares of its common stock under the ATM Agreement.

As of January 3, 2025, after taking into account the issuance of all of the shares sold under the ATM Agreement, the Company had 20,242,119 shares of its common stock issued and outstanding.

Intellectual Property Update

The Company currently holds an intellectual property portfolio of 16 patents issued/allowed and 59 patent applications pending worldwide. The Company also holds 11 design patents issued/allowed and 3 design patents pending worldwide. It also has registered trademarks in Israel, Europe, UK and the U.S. relating to the LIBERTY® Endovascular Robotic Surgical System, and also has trademarks relating to its proprietary Microbot Medical wordmark and logo registered in the U.S., Israel, Europe, and UK, in addition to having registered trademarks for the “One & Done” wordmark in Israel, Europe, the U.S., UK, and Japan. The Company also has a registered trademark in the U.S. for the NovaCross trademark.

$7 Million Registered Direct Offering

On January 6, 2025, the Company announced that it has entered into definitive agreements for the purchase and sale of 4,000,002 shares of the Company’s common stock at a purchase price of $1.75 per share of common stock in a registered direct offering priced at-the-market under Nasdaq rules. In addition, in a concurrent private placement, the Company will issue unregistered short-term series G preferred investment options. The short-term series G preferred investment options to purchase up to 8,000,004 shares of common stock have an exercise price of $1.75 per share and are immediately exercisable following issuance for a period of two years thereafter. The closing of the registered direct offering and the concurrent private placement is expected to occur on or about January 7, 2025, subject to the satisfaction of customary closing conditions.

H.C. Wainwright & Co. is acting as the exclusive placement agent for the offerings.

The gross proceeds to the Company from the offerings are expected to be approximately $7 million, before deducting the placement agent’s fees and other offering expenses payable by the Company. The Company intends to use the net proceeds from the offerings for the continued development, commercialization and regulatory activities for the Company’s LIBERTY® Robotic System, expansion and development of additional applications derived from the Company’s existing IP portfolio, and for working capital and other general corporate purposes.